Exhibit 4.1

SECOND AMENDMENT TO CREDIT AGREEMENT

This Second Amendment to Credit Agreement (the "Amendment") is made as of November 7, 2008, by and among MGP Ingredients, Inc., a Kansas corporation ("MGP"), Midwest Grain Pipeline, Inc., a Kansas corporation ("Midwest Grain"), Commerce Bank, N.A., as Agent, Issuing Bank and Swingline Lender under the Credit Agreement referred to below, and the Banks party to the Credit Agreement referred to below.  MGP and Midwest Grain are each referred to herein as a "Borrower" and are collectively referred to herein as the "Borrowers."  The Banks, the Agent, the Issuing Bank and the Swingline Lender are each referred to herein as a "Bank Party" and are collectively referred to herein as the "Bank Parties."

Preliminary Statements

(a)           The Borrowers and the Bank Parties are parties to a Credit Agreement dated as of May 5, 2008, as amended by a First Amendment to Credit Agreement dated as of September 3, 2008 and a letter agreement dated October 31, 2008 (as so amended, the "Credit Agreement").  Capitalized terms used and not defined in this Amendment have the meanings given to them in the Credit Agreement.

(b)           The Borrowers have defaulted on certain of their obligations under the Credit Agreement and have requested that the Banks forebear from exercising certain rights and remedies they would otherwise have because of such defaults and that certain provisions of the Credit Agreement be modified in certain respects.

(c)           The Bank Parties are willing to agree to the foregoing requests by the Borrowers, subject, however, to the terms, conditions and agreements set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Acknowledgement of Defaults and Banks' Rights.  The Borrowers acknowledge and agree that:

(a)           the Borrowers have failed to comply with their obligations under the following Sections of the Credit Agreement for the period referenced below (collectively, the "Second Amendment Designated Defaults"):

Section:                              Period:

6.3(b)                                fiscal quarter ending September 30, 2008
6.3(c)                                fiscal quarter ending September 30, 2008
6.3(d)                                fiscal quarter ending September 30, 2008
6.3(e)                                fiscal quarter ending September 30, 2008
6.3(f)                                month ended September 30, 2008
6.3(g)                                month ended September 30, 2008;

(b)           the occurrence of each of the Second Amendment Designated Defaults constitutes an Event of Default under the Credit Agreement; and

(c)           because of the Designated Defaults, and but for the Bank Parties' agreements set forth in Section 3 below, the Bank Parties have the present legal right (i) to stop making Loans and other credit extensions under the Credit Documents, (ii) to accelerate the maturity of the Obligations, and (iii) to exercise all other rights or remedies available to the Bank Parties upon the occurrence of an Event of Default.

2.           Interest Rate Pricing.

(a)           Applicable Rate.  The following definitions in Section 1.1 of the Credit Agreement are amended to read as follows:

"Applicable Rate" means the Adjusted Base Rate.

"Adjusted Base Rate" means, on any date, (1) the Base Rate on such date, plus (2) three percent (3%).

"Base Rate" means, on any date, the greater of:

(1)
the rate of interest publicly announced or adopted by the Agent, on such date, as its prime rate, or other designation in replacement of the prime rate announced or adopted by the Agent on such date, it being understood that such rate is only a reference rate, that it may fluctuate as frequently as daily, and that it may not be the lowest rate offered by the Agent or any Bank;

(2)	the Fed Funds Rate, on such date, plus one percent (1%); or

(3)	four percent (4%).

(b)           Loans May be Outstanding Only as Base Rate Loans.  A new Section 3.20 is added to the Credit Agreement which reads as follows:

3.20           Base Rate Loans Only.  Notwithstanding anything in this Agreement to the contrary, from and after the Second Amendment Closing Date Loans may be disbursed and outstanding only as Base Rate Loans.  Any Libor Loans outstanding on the Second Amendment Closing Date shall be deemed converted to and outstanding as Base Rate Loans on such date, provided that none of the Borrowers shall be liable for any breakage costs or other amounts payable pursuant to Section 3.12(f) of this Agreement as a result of such conversion.

(c)           Conforming Definitions.  The following definitions are added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

"Fed Funds Rate" means, on any date, the rate per annum determined by the Agent for commercial bank overnight reserve trading transactions as quoted by the Federal Reserve Bank of New York or such financial news services (electronic or otherwise) as the Agent, acting in a commercially reasonable manner, may elect to use from time to time, which rate shall change with and be effective on the date of any change in such rate.

"Second Amendment" means the Second Amendment to Credit Agreement, dated on or about the Second Amendment Closing Date, among the Borrowers, the Agent, the Issuing Bank, the Swingline Lender and the other Banks.

"Second Amendment Closing Date" means November 7, 2008.

(d)           Letters of Credit To Be Priced at 3%; LC Fee Payable Monthly.  Section 2.3(b) of the Credit Agreement is amended to read as follows:

(b)           Fee.  The Borrowers jointly and severally agree to pay to the Agent, to be allocated among the Banks in accordance with their respective Pro-Rata Shares, a fee in respect of each Letter of Credit issued computed at an annual rate equal to three percent (3%), payable monthly, in arrears, on the average daily LC Exposure for such month.  In addition, the Borrowers shall pay or reimburse the Issuing Bank, for its own account and not for the benefit of the Banks, for such normal and customary costs and expenses as are incurred by the Issuing Bank in issuing, effecting payment under or otherwise administering any Letter of Credit.

3.           Forbearance.

(a)           General.  Section 3.19 of the Credit Agreement is amended to read as follows:

3.19           Banks' Agreement Not to Exercise Certain Rights.  Notwithstanding the occurrence of the Designated Defaults, the Banks agree to forebear from exercising any default related rights or remedies against the Borrowers under the Credit Documents for a period of time beginning on the First Amendment Closing Date and ending on the earlier to occur of (a) the occurrence of any Forbearance Default, or (b) February 27, 2009 (such period of time being referred to herein as the "Standstill Period").  So long as the Standstill Period is in effect, the Borrowers shall have the right, subject to their compliance with all other terms and conditions of this Agreement, to obtain Revolving Credit Loans, Swingline Loans and Letters of Credit under this Agreement, in each case notwithstanding the existence of the Designated Defaults.  Subject to the Banks' agreements in the preceding two sentences of this Section 3.19, nothing in this Agreement or the Second Amendment shall constitute a waiver of any Default or Event of Default (including, without limitation, the Designated Defaults) that exist on the First Amendment Closing Date or the Second Amendment Closing Date; and, upon the expiration of the Standstill Period, the Designated Defaults shall remain in effect, and shall not be deemed cured or waived, and the Agent and the Banks shall have all rights and remedies available to such Persons during the continuation of an Event of Default or which are otherwise available to such Persons at such time, in each case without regard to whether an Event of Default other than an Designated Default shall have occurred.  Upon or prior to the expiration of the Standstill Period, the Agent and the Banks, acting together, may elect, in the exercise of their sole and absolute discretion, to extend the Standstill Period by the Agent, at the direction and with the consent of the Banks, giving written notice of such extension to the Borrowers.  The Agent and the Banks may also condition any such extension upon the Borrowers' agreement to pay to the Agent and/or the Banks such fees and expenses and/or upon such modifications to the terms of the Credit Documents as are, in each case, mutually agreeable to the Agent, the Banks and the Borrowers, as evidenced by an amendment or other written agreement among such parties to such effect.

(b)           Related Definitions.  The following definitions in Section 1.1 of the Credit Agreement are amended to read as follows:

"Designated Default" means, collectively, (a) the First Amendment Designated Defaults, and (b) the "Second Amendment Designated Defaults" referred to in Section 1of the Second Amendment.

"Forbearance Default" means: (a) a Borrower's failure to pay, perform or observe any of its obligations under the First Amendment or the Second Amendment in accordance with the respective terms thereof; or (b) the existence or occurrence of any Default or Event of Default other than a Designated Default.

Section 1.1 of the Credit Agreement is further amended to add the following definition in appropriate alphabetical order:

"First Amendment Designated Defaults" means the "Designated Defaults" referred to in Section 1 of the First Amendment.

4.           Financial Covenant.  A new Section 6.3(h) is added to the Credit Agreement which reads as follows:

(h)           Fiscal Year-to-Date EBITDA.  MGP and its consolidated subsidiaries on a consolidated basis shall achieve, at the end of each period referenced below, EBITDA of not less than the amount set forth below for such period:

Period:                                                                          EBITDA:

7/1/08 to 10/31/08                                                      -$30,000,000 (loss)
7/1/08 to 11/30/08                                                      -$44,000,000 (loss)
7/1/08 to 12/31/08                                                      -$46,000,000 (loss)
7/1/08 to 1/31/09                                                        -$46,000,000 (loss)

For purposes of this Section 6.3(h) only, EBITDA shall be adjusted to eliminate any mark-to-market adjustments reflected in net income.

5.           Reserve Amount; Effect on Availability.

(a)           Maximum Available Revolving Credit Line.  A new Section 3.21 is added to the Credit Agreement which reads as follows:

3.21           Reserve Against Revolving Credit Availability.  Notwithstanding anything in this Agreement to the contrary, there shall be reserved against the Total Revolving Credit Commitment at any time, and on a Pro-Rata Basis against each Bank's Revolving Credit Commitment at any time, an amount equal to the Reserve Amount at such time.  Such reserve shall act to reduce, on any date, the amount of credit otherwise available to the Borrowers under this Agreement on such date by the Reserve Amount on such date.

(b)           Reserve Amount.  Section 1.1 of the Credit Agreement is amended to add the following definition in appropriate alphabetical order:

"Reserve Amount" means $1,279,593 plus the aggregate amount of income tax refunds received by the Borrowers after the Second Amendment Closing Date for overpaid federal income taxes for tax years ending prior to the Second Amendment Closing Date (the aggregate of all such amounts, at any time, being the "Initial Reserve Amount"); provided, however, that the Reserve Amount shall be reduced (and, subject to Borrowing Base availability and other applicable lending conditions, related Revolving Credit Commitments may be utilized) to the extent that and at such times as the Borrowers have margin calls or otherwise owe sums with respect to grain hedging positions, and, correspondingly, the Reserve Amount may be increased to the extent that and at such times as any amounts previously placed by a Borrower into a grain margin account are returned to a Borrower, provided that any such increase does not increase the Reserve Amount beyond the Initial Reserve Amount at such time.  The Agent shall periodically determine any reductions to or increases in the Reserve Amount, as described in the preceding sentence, based on daily or other periodic margin statements or similar reports to be furnished by the Borrowers to the Agent and the Banks with respect to the Borrowers' margin account and grain hedging activities.

(c)           Use of Reserve Account Proceeds. A new Section 3.6(d) is added to the Credit Agreement, which reads as follows:

(d)           Reserve Amount Proceeds.  Insofar as Revolving Credit Loans are funded from reductions in the Reserve Amount, such Revolving Credit Loans may be used only for purposes of  paying costs associated with opening and maintaining grain hedging contracts and for other purposes for which reductions in the Reserve Amount may occur pursuant to the definition thereof in Section 1.1 of this Agreement.

(d)           Technical Correction. The following definition in Section 1.1 of the Credit Agreement is amended to read as follow:

"Total Revolving Credit Commitment" means the sum of each Bank's Revolving Credit Commitment.

(e)           Mandatory Prepayment; Certain Tax Refunds. A new Section 3.4(e) is added to the Credit Agreement which reads as follows:

 (e)           Reserve Amount Tax Refunds.  If, at any time after the Second Amendment Closing Date, a Borrower receives any federal income tax refund described in the definition of "Reserve Amount" in Section 1.1 of this Agreement, the Borrowers shall immediately prepay the Revolving Credit Loans in an amount equal to the amount of such refund.

6.           Additional Collateral.

(a)           Lien on All Property Generally.  To the extent each Borrower has not already granted a Lien on such Property to the Agent for the benefit of the Banks – and in recognition that the proceeds of certain Inventory and other Collateral upon which the Agent was previously granted a Lien have been utilized to fund the Borrowers' operations and have not resulted in replacement Collateral – each Borrower grants to the Agent, for the benefit of the Banks, as security for the Obligations, a Lien on all of its existing and future assets and other properties of any nature whatsoever, whether real or personal, other than Excluded Assets and Excluded Real Estate (each as defined below), and all Proceeds of each of the foregoing.  To further evidence the foregoing grant of a security interest, but not as a condition precedent thereto, each Borrower shall execute and deliver to the Agent, on the date hereof, an amendment to the Borrower Security Agreement whereby the Collateral encumbered thereby is amended to add all additional Collateral described in this paragraph.

(b)           Other Real Estate Also Encumbered.  Without limiting the provisions of Section 6(a) above, each Borrower agrees that the Agent, on behalf of the Banks, shall have a Lien, as security for the Obligations, on all real property and improvements thereon now or hereafter owned by any Borrower or in which any Borrower now or hereafter has any other interest, and on all proceeds thereof, including, without limitation, MGP's real property and improvements thereon located in or near Onaga, Kansas and Atchison, Kansas (but excluding, however, the Excluded Real Estate).  To further evidence the foregoing, but not as a condition precedent thereto, MGP shall execute and deliver to the Agent, on the date hereof, recordable mortgage instruments encumbering such properties (collectively, the "Kansas Mortgages") together with checks payable to the applicable county register of deeds offices for the related mortgage registration fees; and promptly thereafter cause a title insurer reasonably acceptable to the Agent to insure the validity of the mortgage liens and their priority as first mortgage liens; provided, however, that MGP shall have 10 days from the Second Amendment Closing Date to execute and deliver a recordable mortgage for its Atchison, Kansas property required to be encumbered hereby, and to deliver the check for the related mortgage registration fees.

(c)           Conforming Change; Excluded Assets Not to Include Additional Collateral.  The definition of "Excluded Assets" in Section 1.1 of the Credit Agreement is amended to read as follows:

"Excluded Assets" means:

(1)	Excluded GE Equipment Collateral; and

(2)	MGP's equity interest in D.M. Ingredients GmbH.

(d)           Conforming Changes; New Definitions.  Section 1.1 of the Credit Agreement is amended to add the following definitions in the appropriate alphabetical order:

"Excluded GE Equipment Collateral" means Equipment of a Borrower so long as such Equipment is encumbered by a Permitted Lien in favor of GE Capital Public Finance, Inc. set forth in Schedule 5.1(m) hereof; provided, however, that, upon the repayment or other satisfaction of the Permitted Debt secured by any such Permitted Lien, the related Equipment shall no longer constitute Excluded GE Equipment Collateral.

"Excluded Real Estate" means (1) MGP's "new" office building and laboratory located in Atchison, Kansas and which has been conveyed to, and leased back from, the City of Atchison in connection with an industrial revenue bond financing transaction (including, without limitation, MGP's leasehold interest in such property), and (2) MGP's plant located in Kansas City, Kansas (i.e., the KCIT Facility), so long as such plant is encumbered by a Lien existing on the Closing Date and which secures Permitted Debt; provided, however, that in no event shall Excluded Real Estate include MGP's distillery plant, protein and starch plant, flour mill or "old" office building located in Atchison, Kansas.

(e)           Conforming Changes; Collateral to Include Certain Previously Encumbered Equipment; No New Liens Permitted on Excluded Assets.  Subparts (6) and (7) of the definition of "Permitted Liens" in Section 1.1 of the Credit Agreement are amended to read as follows:

(6)
Liens existing on the Closing Date and described on Schedule 5.1(m) of this Agreement, and any renewals or refinancings thereof,  provided that (a) the Debt secured by such Liens is limited to the Debt owing to the related creditor as described in Schedule 5.1(h), and any renewals or refinancings thereof, and (b) such Liens do not encumber any Collateral (other than Collateral consisting of Equipment, including proceeds thereof, with respect to which the Agent was first granted a Lien pursuant to the Second Amendment);

(7)           [intentionally omitted];

(f)           Conforming Change; Insurance.  The second sentence of Section 3.4(b) of the Credit Agreement is amended to read as follows:

If a Borrower receives proceeds of any property or casualty insurance with respect to any other Collateral (other than Excluded Equipment), the Borrowers shall pay such proceeds to the Agent (to be allocated among the Banks in accordance with their respective Pro-Rata Shares), as a mandatory prepayment of the Loans; provided, however, that no such prepayment shall be required, so long as no Event of Default is in effect, to any such insurance proceeds which do not exceed $250,000 in the aggregate during any calendar year.

(g)           Commodity Account Control Agreement; Post-Closing.  Within 30 days after the Second Amendment Closing Date, the Borrowers shall cause ADM and any other Person who is acting as a commodity intermediary with respect to any Borrower to execute and deliver a commodity account control agreement among such commodity intermediary, the applicable Borrower and the Agent, on behalf of the Banks, whereby the Agent obtains control of all commodity accounts and commodity contracts maintained by a Borrower with such commodity intermediary for purposes of UCC §9-106(b) and (c).

7.           Non-Use Fee To Be Payable Monthly.  Section 3.13 of the Credit Agreement is amended to read as follows:

           Non-Use Fee.  The Borrowers jointly and severally agree to pay to the Agent, for the benefit of the Banks in accordance with their respective Pro-Rata Shares, on the first day of each calendar month for the immediately preceding calendar month, a fee (the "Non-Use Fee") equal to the sum of, for each day during such preceding calendar month, the amount obtained by multiplying (a) the difference between the Total Revolving Credit Commitment as then in effect and the Daily Credit Balance for such day, times (b) the Applicable Margin for Non-Use Fee, times (c) the fraction, 1/360.  Notwithstanding the foregoing, for purposes of the first Non-Use Fee payable after the Second Amendment Closing Date, such Non-Use Fee shall be calculated so as to include any period of time for which a Non-Use Fee was not paid under this Agreement as it was in effect prior to the Second Amendment Closing Date.

8.           Financial Consultant.  On or before November 21, 2008, the Borrowers, at the their expense, shall have engaged a financial consultant, reasonably satisfactory to the Banks, to review the Borrowers' operating plan and performance, to monitor and report on the Borrowers' operating performance for the benefit of the Agent and the Banks, and to enable the Borrowers to furnish to the Agent and the Banks weekly Borrowing Base reports with respect to Accounts.  The engagement letter among the Borrowers and such financial consultant, including the scope of the consulting services to be provided by such consultant, must be approved by and reasonably satisfactory to the Banks.  Notwithstanding anything to the contrary in Section 6.1(b)(3) of the Credit Agreement, after November 21, 2008 the Borrowers shall furnish to the Agent and each Bank Borrowing Base Certificates on a  weekly basis, as follows:  (1) if the last full week of a month doesn't end on the last day of the month, such last weekly report shall be a "long" week and shall contain such additional number of days so that such certificate is dated as of the last day of the month; (2) only the last weekly certificate needs to address Inventory levels, and all weekly certificates in the next month, except the last certificate, may utilize the prior month's ending Inventory levels; (3) Accounts shall be addressed in each weekly certificate; (4) each certificate shall be delivered within five Business Days after the end of the applicable period, except that the month-end certificate need not be delivered until 20 days after the end of the month, and (5) the form of the Borrowing Base Certificate shall be revised to the extent necessary to conform with the foregoing requirements.

9.           Global Risk Management; Other.  The Borrowers shall cause Global Risk Management to complete a follow-up report by December 15, 2008, and to deliver its final report to the Agent and the Banks by December 31, 2008.  The Borrowers, at their expense, shall also contract with Global Risk Management or another firm acceptable to the Banks to conduct periodic audits of the Borrowers' books and records related to sales contracts and futures and options positions.

10.           Upfront Fee.  On the Second Amendment Closing Date, the Borrowers shall jointly and severally pay to the Agent, for distribution to the Banks in accordance with their respective Pro-Rata Shares, the sum of $110,000, which amount shall be deemed fully-earned and non-refundable on the Second Amendment Closing Date, and which amount shall be in addition to any other amounts the Borrowers have promised to pay pursuant to this Amendment or any of the other Credit Documents.

11.           Subsequent Fee.  On February 27, 2009, the Borrowers shall jointly and severally pay to the Agent, for distribution to the Banks in accordance with their respective Pro-Rata Shares, a fee in  an amount equal to one percent (1%) of the difference between (i) Total Revolving Credit Commitment at such time, and (ii) the Reserve Amount at such time, which amount shall be deemed fully-earned and non-refundable at such time and which amount shall be in addition to any other amounts the Borrowers have promised to pay pursuant to this Amendment or any of the other Credit Documents.  The parties acknowledge and agree that the foregoing one percent fee shall not be payable if, prior to February 27, 2009, the Obligations are indefeasibly paid in full and this Agreement, including each Bank's obligation to extend credit hereunder, has been terminated in accordance with its terms.

12.           No Other Amendments; No Waiver.  Except as amended hereby, the Credit Agreement and the other Credit Documents shall remain in full force and effect and be binding on the parties in accordance with their respective terms.  Nothing in this Amendment shall constitute a waiver by any of the Bank Parties of any Default or Event of Default which may exist on the date hereof (subject to the Banks' agreements set forth in the first two sentences of Section 3.19 of the Credit Agreement), and nothing herein shall require any Bank Party to waive any Default or Event of Default which may arise hereafter.  Nothing herein shall act to release any Lien on any Collateral or limit the scope or amount of the obligations secured thereby.

13.           Reaffirmation of Credit Documents.  Each Borrower reaffirms its obligations under the Credit Agreement, as amended hereby, and the other Credit Documents to which it is a party or by which it is bound, and represents, warrants and covenants to the Bank Parties, as a material inducement to the Bank Parties to enter into this Amendment, that: (a) such Borrower has no and in any event waives any defense, claim or right of setoff with respect to its obligations under, or in any other way relating to, the Credit Agreement, as amended hereby, or any of the other Credit Documents to which it is a party, or any Bank Party's actions or inactions in respect of any of the foregoing, and (b) except as otherwise expressly provided in this Amendment, all representations and warranties made by such Borrower in the Credit Agreement or the other Credit Documents to which it is a party are true and complete on the date hereof as if made on the date hereof.

14.           Representations and Warranties.  Each Borrower represents and warrants to the Bank Parties as follows:  (a) it is a validly existing corporation and has full corporate power and authority to enter into this Amendment and any documents or transactions contemplated hereby and to pay and perform any obligations it may have in respect of the foregoing; (b) its execution, delivery and performance of this Amendment and any documents or transactions contemplated hereby do not violate or conflict with, or require any consent under, (1) its organizational documents or any other agreement or document relating to its formation, existence or authority to act, (2) any agreement or instrument by which it or any its properties is bound, (3) any court order, judicial proceeding or any administrative or arbitral order or decree, or (4) any applicable law, rule or regulation; and (c) no authorization, approval or consent of or by, and no notice to or filing or registration with, any governmental authority or other Person is necessary for it to enter into this Amendment or any document or transaction contemplated hereby or to perform any of its obligations with respect to any of the foregoing.

15.           Release of Bank Parties.  Without limiting any other provision of this Amendment, each Borrower, on behalf of itself and any officers, directors, agents, attorneys, employees, representatives, affiliates, successors and assigns it may have and anyone claiming through or under it (collectively, with respect to all Borrowers, the "Releasing Parties"), hereby releases, remises and acquits each Bank Party, and its officers, directors, agents, attorneys, employees, representatives, affiliates, successors and assigns and anyone claiming through or under it (collectively, with respect to all Bank Parties, the "Released Parties"), from all manners of action, causes of action, claims and demands of every kind and nature whatsoever, whether known or unknown, fixed or contingent, liquidated or unliquidated, as of the date of this Amendment, that any of the Releasing Parties had or may have against any of the Released Parties.

16.           Conditions Precedent to Amendment.  Unless and to the extent the Agent waives the benefits of this sentence by giving written notice thereof to the Borrowers, the Bank Parties shall have no duties under this Amendment, nor shall any extensions, waivers or other concessions by the Bank Parties under this Amendment be effective, in each case until the Agent has received fully executed originals of each of the following, each in form and substance satisfactory to the Agent:

(a)           Amendment.  This Amendment;

(b)
Second Amendment to Security Agreement; UCC Amendments.  A Second Amendment to Security Agreement whereby the Collateral encumbered thereby is modified to include the additional Collateral described in Section 6(a) of this Amendment, together with related amendments to each Uniform Commercial Code financing statement from each Borrower, as debtor, to the Agent, as secured party;

(c)	Onaga, KS Mortgage. A Kansas Mortgage, in executed and recordable form, for MGP's property located in Onaga, Kansas, and

(d)	Other. Such other documents, consents, agreements or other items as the Agent may reasonably request.

17.           Illinois Survey or Mortgage Adjustments.  The Borrowers shall promptly execute and deliver such amendments or other modifications to the Illinois Mortgage as the Agent may request from time in order to conform the legal description of the real property encumbered thereby to that shown on the survey for such property delivered by the Borrowers to the Agent; and the Borrowers shall likewise execute and deliver such other documents (including, without limitation, title insurance affidavits) and take such other action, in each case at the Borrowers' sole expense, as the Agent may reasonably request in order to better assure or protect the Agent and the Banks with respect to their respective rights and remedies under or intended to be provided by the Illinois Mortgage or any other Credit Documents.  Without limiting the foregoing, the Borrowers, at their sole expense, shall cause a title insurer to issue a fully-paid and effective mortgagee title insurance policy with respect to the real property encumbered or intended to be encumbered by the Illinois Mortgage, insuring the validity and first priority of the Agent's lien on such property as security for the Obligations, and shall likewise cause such insurer to issue such survey or other endorsements or affirmative coverages as the Agent may reasonably request.  Such insurer, policy and coverage must be reasonably acceptable to the Agent, and such insurance must be in an amount of not less than $20 million.

18.           Kansas Surveys.  Within 45 days after the Second Amendment Closing Date, the Borrowers, at their expense, shall cause survey to be prepared with respect to MGP's Atchison, Kansas and Onaga, Kansas facilities.  The surveys shall, with respect to each parcel of real property comprising each facility, indicate or provide for the following: (a) an accurate metes and bounds or lot, block and parcel description of such property; (b) the correct location of all building, structures and other improvements on such property, including, without limitation, all streets, easements, rights of way and utility lines; (c) the location of ingress and egress from such property, and the location of any set-back or other building lines affecting such property; and (d) a certification by a registered land surveyor in form and substance acceptable to the Agent, certifying in the Agent's favor to the accuracy and completeness of such survey and to such other matters relating to such real property and survey as the Agent shall reasonably request.

19.           Exhibit.  The only Exhibit to this Amendment is Exhibit F.

20.           Joint and Several Liability.  Notwithstanding anything in this Amendment to the contrary, each Borrower's representations, warranties and covenants under this Amendment (and under the other Credit Documents as amended hereby) shall be the joint and several representations, warranties and covenants of all Borrowers.

21.           Expenses.  The Borrowers shall pay the reasonable out-of-pocket legal fees and expenses incurred by the Agent in connection with the preparation and closing of this Amendment and any other documents referred to herein and the consummation of any transactions referred to herein or therein.

22.           Governing Law.  This Amendment shall be governed by the same law that governs the Credit Agreement.

23.           Counterparts; Fax Signatures.  This Amendment may be executed in one or more counterparts and by different parties thereto, all of which counterparts, when taken together, shall constitute but one agreement.  This Amendment may be validly executed and delivered by fax, e-mail or other electronic means and any such execution or delivery shall be fully effective as if executed and delivered in person.

24.           Firebird Aircraft Financing; Commerce Only.  Insofar as any Second Amendment Designated Default constituted a default or event of default under the aircraft financing agreements between Commerce Bank, N.A. and Firebird Acquisitions, LLC, Commerce Bank, N.A. waives any such default or event of default.

[signature page(s) to follow]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

MGP INGREDIENTS, INC.

By: /s/ Robert Zonneveld
     Name: Robert Zonneveld
                                                                                                     Title:  VP Finance & CFO

MIDWEST GRAIN PIPELINE, INC.

By : /s/ Robert Zonneveld
     Name: Robert Zonneveld
                                                                                                     Title:  VP Finance & CFO

COMMERCE BANK, N.A.,
as Agent, Issuing Bank, Swingline Lender and a Bank

By: /s/Wayne C. Lewis
     Name: Wayne C. Lewis
     Title: Vice President

BMO CAPITAL MARKETS FINANCING, INC.,
as a Bank

By: /s/ B.W. Stratton
     Name: B.W. Stratton
     Title: SVP

NATIONAL CITY BANK,
as a Bank

By: /s/ Micahel Leong
     Name: Michael Leong
     Title: Vice President

Exhibit F

 [Form of Covenant Compliance Certificate]

COVENANT COMPLIANCE CERTIFICATE
(for the month and, if applicable, fiscal quarter ended _______)

This Covenant Compliance Certificate (the "Certificate") is delivered pursuant to Section 6.1(b)(4) of the Credit Agreement, dated as of May 5, 2008, as amended (the "Credit Agreement"), among MGP Ingredients, Inc., a Kansas corporation, and Midwest Grain Pipeline, Inc., a Kansas corporation (collectively, the "Borrowers"), the Banks party thereto, and Commerce Bank, N.A., as the Agent, the Issuing Bank and the Swingline Lender, as the same may be amended from time to time.  Capitalized terms used but not defined in this Certificate have the meanings given to them in the Credit Agreement.

The undersigned hereby certifies that he or she is the chief financial officer, treasurer or corporate controller of each Borrower and, as such, is authorized to execute and deliver this Certificate on behalf of the Borrowers, and that:

1.           Capital Expenditures (Quarterly). If the ending date above is the last day of a fiscal quarter, the following amount reflects the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(a) of the Credit Agreement, for the four fiscal quarters ending on the last day of such fiscal quarter:

(a)	Capital Expenditures		$____________
	Compliance:	Is line 1(a) equal to or less than $20,000,000?	[yes/no]

2.           Fixed Charge Coverage Ratio (Quarterly).  If the ending date above is the last day of a fiscal quarter, the following amounts reflect the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(b) of the Credit Agreement, for the four fiscal quarters ending on the last day of such fiscal quarter:

(a)		Adjusted EBITDA (from line 6(j))	$____________
(b)		minus dividends by MGP	$____________
(c)		minus federal, state and local taxes	$____________
(d)		total adjustments	$____________
		(sum of lines 2(b) and 2(c))	$____________
(e)		Modified Adjusted EBITDA	$____________
(line 2(a) minus line 2(d))
(f)		Fixed Charges	$____________
(g)		ratio of line 2(e) to line 2(f)	_____________to 1
	Compliance:	Is line 2(g) equal to or
		greater than 1.5 to 1?	[yes/no]

3.           Working Capital (Quarterly). If the ending date above is the last day of a fiscal quarter, the following amounts reflect the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(c) of the Credit Agreement, as of the last day of such fiscal quarter:

(a)	current assets		$____________
(b)	current liabilities (including balance of Revolving Credit Loans and Swingline Loans if not otherwise a current liability)		$____________
(c)	line 3(a) minus line 3(b)		$____________
	Compliance:	Is line 3(c) equal to or
		greater than $40,000,000?	[yes/no]

4.           Tangible Net Worth (Quarterly).  If the ending date above is the last day of a fiscal quarter, the following amounts reflect the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(d) of the Credit Agreement, as of the last day of such fiscal quarter:

(a)		GAAP net worth	$____________
(b)		minus goodwill	$____________
(c)		minus intellectual property intangibles	$____________
(d)		minus deferred assets	$____________
(e)		[omitted]
(f)		minus amounts due from affiliates	$____________
(g)		adjustments (sum of lines 4(b) through 4(f))	$____________
(h)		Tangible Net Worth (line 4(a) minus line 4(g))	$____________
(i)		baseline requirement	$135,000,000
(j)		plus 50% of cumulative net income (but not loss) for fiscal quarters ending on or after 6/30/08	$____________
(k)		minus cumulative stock purchases for fiscal quarters ending on or after 6/30/08	$_____________
(l)		required Tangible Net Worth (line 4(i) plus line 4(j) minus line 4(k))	$____________
	Compliance:	Does line 4(h) exceed
		line 4(l)?	[yes/no]

5.           Leverage Ratio (Quarterly).  If the ending date above is the last day of a fiscal quarter, the following amounts reflect the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(e) of the Credit Agreement, for the four fiscal quarters ending on the last day of such fiscal quarter:

(a)	Senior Funded Debt		$____________

(b)	Adjusted EBITDA (line 6(j))		$____________

(c)	ratio of line 5(a) to line 5(b)		_____________to 1

	Compliance:	Is line 5(c) less than or
		equal to 3.0 to 1?	[yes/no]

6.           Calculation of Adjusted EBITDA (Quarterly and Monthly).  For purposes of lines 2(a) and 5(b) above (if applicable) and for purposes of line 7(a) below, Adjusted EBITDA is calculated as follows:

		This Quarter	Last 4 Quarters

(a)	net income	$____________	$____________
(b)	plus interest expense	$____________	$____________
(c)	plus federal, state and local taxes	$____________	$____________
(d)	plus depreciation and amortization	$____________	$____________

(e)	total adjustments
	(sum of lines 6(b) through 6(d))	$____________	$____________

(f)	EBITDA
	(line 6(a) plus line 6(e))	$____________	$____________

(g)	plus other non-cash losses	$____________	$____________
(h)	minus other non-cash gains	$____________	$____________
(i)	plus or minus extraordinary items	$____________	$____________

(j)	Adjusted EBITDA
	(line 6(f), plus line 6(g), minus	$____________	$____________
line 6(h), plus or minus line 6(i))

Note:
If the period ending above is not a fiscal quarter or fiscal year, the column above entitled "This Quarter" shall be re-labeled "This Month" and the column above entitled "Last 4 Quarters" shall be omitted.

7.           Adjusted EBITDA (Monthly). The following amount reflects the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(f) of the Credit Agreement, for the last day of the month noted above:

(a)	Adjusted EBITDA (from line 6(j))		$____________

	Compliance:	Is line 7(a) equal to or greater than the applicable minimum Adjusted EBITDA set forth in Section 6.3(f) of the Credit Agreement?	[yes/no]

This Section 7 need not be completed for periods other than those covered by Section 6.3(f) of the Credit Agreement.

8.           Tangible Net Worth (Monthly).  The following amounts reflect the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(g) of the Credit Agreement, as of the last day of the month noted above:

(a)	GAAP net worth		$____________

(b)	minus goodwill		$____________
(c)	minus intellectual property intangibles		$____________
(d)	minus deferred assets		$____________
(e)	[omitted]
(f)	minus amounts due from affiliates		$____________

(g)	adjustments (sum of lines 8(b) through 8(f))		$____________

(h)	Tangible Net Worth		$____________
(line 8(a) minus line 8(g))

	Compliance:	Is line 8(h) equal to or greater than the applicable minimum Tangible Net Worth set forth in Section 6.3(g) of the Credit Agreement?	[yes/no]

9.           Year-to-Date EBITDA (Monthly). The following amount reflects the consolidated financial results of MGP and its consolidated subsidiaries, for purposes of Section 6.3(h) of the Credit Agreement, for the last day of the month noted above:

(a)	EBITDA (from line 6(f))	$____________

(b)	plus or minus, as applicable,
	mark-to market adjustments	$____________

(c)	adjusted EBITDA	$____________

Compliance:	Is line 9(c) equal to or
greater than the applicable
minimum adjusted EBITDA
set forth in Section 6.3(h)
	of the Credit Agreement?	[yes/no]

10.           Financial Statements (Monthly and Quarterly)  The financial statements described in Section 6.1(b) of the Credit Agreement for the Borrowers for the end of the month or fiscal period referred to above, which are attached hereto and are incorporated herein by this reference, fairly present the consolidated financial condition and results of operations of the Borrowers in accordance with GAAP consistently applied, as at the end of, and for, such month or other period (subject, in the case of interim statements, to normal year-end audit adjustments and to the absence of footnote disclosures).

11.           Other Compliance.  A review of the activities of the Borrowers during the period since the date of the last Covenant Compliance Certificate has been made at my direction and under my supervision with a view to determining whether the Borrowers have kept, observed and performed all of their obligations under the Credit Agreement and all other Credit Documents to which they are a party, and to the best of my knowledge after due inquiry and investigation, (a) each Borrower has kept, observed and performed all of its obligations under the Credit Agreement and all other Credit Documents to which it is a party, (b) no Default or Event of Default (other than, if applicable, a Designated Default) has occurred and is continuing, and (c) all representations and warranties made by each Borrower in the Credit Agreement and the other Credit Documents to which it is a party are true and correct as of the date of this Certificate.

12.           Reliance.  This Certificate is delivered to and may be conclusively relied upon by the Agent and each Bank.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this certificate on behalf of the Borrowers on __________________, 20___.

MGP INGREDIENTS, INC.MIDWEST GRAIN PIPELINE, INC.

By:____________________________________________
     Name:
     Title: